UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number: 001-34804

ASIA ENTERTAINMENT & RESOURCES LTD.

(Translation of registrant’s name into English)

Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by Asia Entertainment & Resources Ltd. (the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

Results of Operations and Financial Condition.

ASIA ENTERTAINMENT AND RESOURCES LIMITED
CONSOLIDATED BALANCE SHEETS

	June 30, 2010	December 31, 2009
	(Unaudited)	(A)
ASSETS
CURRENT ASSETS

Cash and Cash Equivalents	$12,644,479	$321,147
Accounts Receivable, Net	7,653,503	4,356,312
Markers Receivable	62,429,285	-
Advance to owner-pre-acquisition	-	1,547,668
Prepaid Expenses and
Other Assets	27,827	25,043

Total assets, all current	$82,755,094	$6,250,170

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

Accounts Payable	$11,819,229	2,593,544
Accrued Expenses	6,256,995	5,156,821
Loan payable, shareholders (Note 6)	48,867,752	24,957

Total liabilities, all current	66,943,976	7,775,322

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY (DEFICIT)
Preferred shares, $0.0001 par value Authorized 1,150,000 shares; none issued	-	-

Ordinary Shares, $0.0001 par value Authorized 200,000,000 shares; issued and outstanding 12,605,224 at June 30, 2010 and 10,350,000 at December 31, 2009	1,261	1,035
Additional paid-in capital	1,033,606	11,788
Retained Earnings (Accumulated Deficit)	14,800,507	(30,046)
Owners' (Deficit)-pre-acquisition	-	(1,507,929)
Accumulated Other Comprehensive Income	(24,256)	-

Total Shareholders' Equity (Deficit)	15,811,118	(1,525,152)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)	$82,755,094	$6,250,170

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(A) Represents the combined balance sheets of AGRL, its subsidiaries and VIP Gaming Promoters, the Accounting Acquirer.

ASIA ENTERTAINMENT AND RESOURCES LIMITED
CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS
AND OTHER COMPREHENSIVE INCOME (LOSS) (Unaudited)

	For the Three	For the Three		For the Six	For the Six
	Months Ended	Months Ended		Months Ended	Months Ended
	June 30, 2010	June 30, 2009(A)		June 30, 2010	June 30, 2009(A)

Revenue from VIP gaming operations	$30,128,603	$11,096,334		$55,407,972	$25,235,332

Expenses
- Commission to agents	17,798,162	6,638,490		31,018,040	13,486,506
- Selling, general and administrative expenses	2,449,975	938,801		4,655,817	2,146,541
- Special Rolling Tax	244,811	83,004		434,177	164,721
- NASDAQ listing expenses	140,000	-		140,000	-

Total Expenses	20,632,948	7,660,295		36,248,034	15,797,768

Income including pre-acquisition profit	9,495,655	3,436,039		19,159,938	9,437,564

Prior owners' interest in pre-acquisition profit	-	(3,436,039)		(4,329,385)	(9,437,564)
Net Income Attributable
To Ordinary Shareholders	$9,495,655	$-		$14,830,553	$-

Other Comprehensive Loss
Foreign Currency
- Translation adjustment	(23,579)	-		(24,256)	-

Total Other Comprehensive Income	$9,472,076	$-		$14,806,297	$-

Net Income Per Share
Basic	$0.76	$	*	$1.22	$	*
Diluted	$0.40	$	*	$0.65	$	*

Weighted average shares outstanding
Basic	12,572,916	10,350,000		12,158,912	10,350,000
Diluted	23,717,035	10,350,000		22,730,652	10,350,000
*-Less than $.01 per share

SEE ACCOMPANYING NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(A) Represents the combined statements of operations of AGRL, its subsidiaries and VIP Gaming Promoters, the Accounting Acquirer.

ASIA ENTERTAINMENT AND RESOURCES LIMITED
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
For the Six Month Period Ended June 30, 2010
(Unaudited)

				Retained	Owners’
			Additional	Earnings	Deficit	Other	Total
	Ordinary Shares		Paid-In	Accumulated	Pre-	Comprehensive	Shareholders'
	Shares	Amount	Capital	(Deficit)	Acquisition	(Loss)	Equity

Balances, December 31, 2009 (A)	10,350,000	$1,035	$11,788	$(30,046)	$(1,507,929)	$-	$(1,525,152)

Shares effectively issued to former shareholder as part of the recapitalization	2,195,224	220	451,824	-		-	452,044

Foreign currency translation adjustment	-	-	-	-		(24,256)	(24,256)

Ordinary shares issued in April 2010 for cash	60,000	6	569,994	-		-	570,000

Offset to loans payable shareholders	-	-	-	-	1,507,929	-	1,507,929

Net income attributable to ordinary shareholders	-	-	-	14,830,553		-	14,830,553

Balances, June 30, 2010 (unaudited)	12,605,224	$1,261	$1,033,606	$14,800,507	$-	$(24,256)	$15,811,118

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED  FINANCIAL STATEMENTS
(A) Represents the combined changes in shareholders’ equity (deficit) of AGRL, its subsidiaries and VIP Gaming Promoters, the Accounting Acquirer.

ASIA ENTERTAINMENT AND RESOURCES LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Six	For the Six
	Months Ended	Months Ended
	June 30, 2010	June 30, 2009 (A)
	(Unaudited)	(Unaudited)
Cash flows provided by (used in) operating activities

Income including pre-acquisition profit	$19,159,938	$9,437,563

Change in assets and liabilities

Accounts Receivable	(3,297,191)	(2,444,783)
Markers Receivable	(62,429,285)	-
Advance to Owner-pre-acquisition	1,547,668	-
Prepaid Expenses and Other Assets	(2,784)	77,669
Accounts Payable	9,225,685	4,029
Accrued Expenses	1,100,174	(513,428)

Net cash (used in) provided by operating activities	(34,695,795)	6,561,050

Cash flows from financing activities

Ordinary shares issued for cash	570,000	-
Net distribution to prior owners of interest in pre-acquisition profit	(4,329,385)	(5,685,356)
Subscription receivable collected	-	1,282
Shareholder loans, net	50,350,724	7,882
Proceeds from merger	452,044	-

Net cash provided by financing activities	47,043,383	(5,676,192)
Net Increase in cash and cash equivalents	12,347,588	884,858
Effect of foreign currency translation on cash	(24,256)	2,584

Cash and cash equivalents at beginning of period	321,147	759,678

Cash and cash equivalents at end of period	$12,644,479	$1,647,120

Supplemental Disclosure of Cash Flow Information

Non-cash Financing Activities

Owners’ Deficit pre-acquisition offset
Against loan payable, shareholders	$1,507,929	$-

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(A) Represents the combined statement of cash flows of AGRL, its subsidiaries and VIP Gaming Promoters, the Accounting Acquirer.

ASIA ENTERTAINMENT & RESOURCES LIMITED
Notes To Consolidated Financial Statements
(Information as to the Periods Ended June 30, 2010 and 2009 is Unaudited)

Note 1 – Organization and Business of Companies

Basis of Presentation

Asia Entertainment & Resources Ltd. (formerly CS China Acquisition Corp.) ("AERL" or the “Company”) was incorporated in the Cayman Islands on September 24, 2007 as a blank check company whose objective was to acquire, through a share exchange, asset acquisition or other similar business combination, an operating business, or control of such operating business through contractual arrangements, that has its principal operations located in People’s Republic of China (“PRC”, “China”).

On October 6, 2009, AERL entered into a Stock Purchase Agreement, subsequently amended on November 10, 2009, December 9, 2009 and January 11, 2010 (the “Agreement”), with Asia Gaming & Resort Limited and its wholly owned subsidiaries, (collectively “AGRL”) and Spring Fortune Investments Ltd (“Spring Fortune”) that provided for the acquisition by AERL from Spring Fortune of all of the outstanding capital stock of AGRL.  On February 2, 2010, the acquisition was consummated pursuant to the terms of the Agreement and AGRL became a wholly owned subsidiary of AERL, as discussed in Note  11.

The acquisition has been accounted for as a “reverse merger” and recapitalization since the shareholder of AGRL (i) owns a majority of the outstanding ordinary shares of AERL immediately following the completion of the transaction, and (ii) has the significant influence and the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity, and AGRL’s senior management dominates the management of the combined entity immediately following the completion of the transaction in accordance with the provision of Financial Accounting Standards Board Accounting Standards Codification (“FASB-ASC”) topic 805 Business Combinations. Accordingly, AGRL is deemed the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of AGRL. Accordingly, the assets and liabilities and the historical operations that are reflected in the financial statements are those of AGRL and its VIP gaming promoters (sometimes referred to as “The Promoter Companies”) and are recorded at the historical cost basis of AGRL and the VIP gaming promoters. AERL’s assets, liabilities and results of operations are consolidated with the assets, liabilities and results of operations of AGRL, its subsidiaries  and the Promoter Companies subsequent to the acquisition.

AERL, its subsidiaries (including AGRL) and the VIP gaming promoters are collectively referred to as the "Group".

Upon the closing of the acquisition of AGRL by AERL, the Promoter Companies became variable interest entities (‘‘VIEs’’) of the subsidiaries of AGRL, which are the primary beneficiaries of the operations of the Promoter Companies through the profit interest agreements which were entered into on February 2, 2010.

Current Macau laws do not allow non-Macau companies, such as AERL, to directly operate a gaming promotion business in Macau.   Consequently, AERL’s gaming promotion business is operated through a series of contractual arrangements, including profits interest agreements that enable the AGRL subsidiaries to receive substantially all of the economic benefits of the Promoter Companies and for AGRL to exercise effective control over the Promoter Companies.

Management’s determination of the appropriate accounting method with respect to the AGRL variable interest entities is based on Financial Accounting Standards Board-Accounting Standards Codification ("FASB ASC") Topic 810, “Consolidation of Variable Interest Entities". AGRL consolidates the VIEs because the equity investors in the Promoter Companies do not have the characteristics of a controlling financial interest and AERL through AGRL is the primary beneficiary and will disclose significant variable interests in VIEs of which it is not the primary beneficiary, if any.

In accordance with FASB ASC Topic 810, the operations of the Promoter Companies are consolidated with those of AGRL for all periods subsequent to the closing of the acquisition of AGRL by AERL. Prior to the closing of the acquisitions, all revenue and expenses of the Promoter Companies has been attributed to the former beneficiaries of the VIEs and has been disclosed as Non-controlling Interest and has reduced income available to the ordinary shareholders.

ASIA ENTERTAINMENT & RESOURCES LIMITED
Notes To Consolidated Financial Statements
(Information as to the Periods Ended June 30, 2010 and 2009 is Unaudited)

AGRL Business

The following are the subsidiaries of AGRL, which have relationships with the Promoter Companies (effective February 2, 2010):

Foxhill Group Limited (‘‘Foxhill’’) was incorporated in the British Virgin Islands on February 15, 2007. The main asset of Foxhill is the right to 100% of the profit derived by Iao Pou Gaming Promotion Limited (“Iao Pou”) from the promotion of the Iao Kun VIP gaming room at the MGM Grand Hotel and Casino in Macau, pursuant to the profit interest agreement between Foxhill and Iao Pou.

Kasino Fortune Investments Limited (“Kasino Fortune”) was incorporated on February 16, 2007.  The main asset of Kasino Fortune is the right to 100% of the profit derived by Sang Heng Gaming Promotion Company Limited (“Sang Heng”) from the promotion of the VIP gaming room at the StarWorld Grand Hotel and Casino in Macau, pursuant to the profit interest agreement between Kasino Fortune and Sang Heng.

Well Mount International Limited (“Well Mount”) was incorporated on November 1, 2007 and is a holding company.  The main asset of Well Mount is the right to 100% of the profit derived by Doowell Limited (“Doowell”) from the promotion of the VIP gaming room at T.H.E. Hotel and Casino in Jeju The Republic of Korea, pursuant to the profit interest agreement between Well Mount and Doowell. The VIP gaming room at T.H.E. Hotel and Casino is currently not operating and both Well Mount and Doowell are presently inactive.

AGRL has established two additional holding company subsidiaries, Billion Boom International Limited (inactive) and Link Bond International Limited (“Link Bond”). On November 14, 2009, Link Bond entered into a profit interest agreement with Champion Lion Limited (“Champion Lion”) relating to 100% of the profit derived by Champion Lion from the promotion of the VIP gaming room at the Unicorn Hyatt Regency Casino in Jeju the Republic of Korea. However, management is considering delaying the proposed expansion in Jeju due to the continued strength of the Macau VIP gaming market, and currently intends to increase its operations in Macau.

During the six months ended June 30, 2010, AGRL established AERL Company Limited (Macau) to perform certain executive management functions for the Promoter Companies.

Profit Interest Agreements

Each Promoter Company has entered into an agreement with the casino operators and license holders to promote a VIP gaming room in the respective casino.  These agreements provide that the Promoter Company receives a commission or share in the net win/loss of the VIP gaming room.  The Promoter Company then enters into a profit interest agreement with a subsidiary of AGRL, providing for the assignment to the subsidiary of 100% of the profits derived by the Promoter Company from its promotion of the VIP gaming room.  The manner of calculation of the profit is set out in an exhibit to the profit interest agreement.  All of the current profit interest agreements to which AGRL’s subsidiaries are party provide that such assignments were effective on February 2, 2010, the date of the consummation of AGRL’s acquisition by AERL.  The profit agreements do not have expiration dates and continue conterminously with the operation of the respective VIP gaming rooms.

In addition to the assignment of the profit interest, each profit interest agreement provides that the VIP gaming promoter will not terminate its underlying agreement with the casino without AERL's consent and that it will at all times maintain all licenses, agreements and other permissions it requires to perform its obligations pursuant to such agreement.

ASIA ENTERTAINMENT & RESOURCES LIMITED
Notes To Consolidated Financial Statements
(Information as to the Periods Ended June 30, 2010 and 2009 is Unaudited)

In connection with the profit interest agreements, Messrs Lam Man Pou (Chairman and Director of AERL and principal stockholder of AERL) and Vong Hon Kun (Chief Operating Officer and Director of AERL)  have agreed to make loans to AGRL for use by AGRL for working capital and to make loans to AGRL’s VIP gaming promoters. This funding commitment terminates at the end of the fiscal quarter that AGRL’s working capital is not less than HK $775,000,000 (approximately US $100,000,000), exclusive of any working capital provided by Messrs. Lam and Vong.  Messrs. Lam and Vong will also guaranty to AGRL the repayment of the loans made by AGRL to the VIP gaming promoters.

Operations of Promoter Companies

VIP gaming rooms are well appointed suites generally located within a large casino and serve the purpose of providing luxury accommodations and privacy exclusively for the high-tier gaming patrons.

Macau, the only city in China that allows legalized gaming, is located 60 kilometers west of Hong Kong and is connected to mainland China by two bridge systems, a 24 hour ferry service from Hong Kong and direct world flights into its international airport.

Jeju is a highly developed resort area located off the Southern Coast of The Republic of Korea that allows legalized gaming to non-Korean visitors and tourists. There are no visa requirements for the residents of mainland China to go to Jeju.

The Company is delaying its proposed expansion in Jeju because the continued strength of the Macau VIP gaming market makes it desirable to continue to increase its efforts there. Also, the favorable risk/reward of the commission model in Macau offers more stability than the capital risk of the win/loss split model used in Jeju.

The following is a summary of the VIP gaming promoters and their predecessors:

Sang Heng VIP Room (Lam Man Pou) was a sole proprietorship, owned by Mr. Lam Man Pou.  The operations of Sang Heng VIP Room were to promote a VIP gaming room at the Grand Waldo Hotel and Casino located on the Cotai Strip in Macau. Sang Heng VIP Room was licensed by the Macau SAR as a gaming promoter to promote the VIP gaming room and commenced operation on May 22, 2006.  It operated until August 8, 2007, at which point the operations were transferred to Sang Heng, which continued to promote the Sang Heng VIP Room. In December 2007, Sang Heng relocated the operations of the VIP gaming room at the Grand Waldo Hotel and Casino to the Iao Kun VIP gaming room at the Star World Hotel and Casino, located in downtown Macau.

Spring VIP Room (Lam Man Pou) was a sole proprietorship, owned by Mr. Lam Man Pou.  The operations of Spring VIP Room were to promote a VIP gaming room at the Grand Waldo Hotel and Casino located on the Cotai Strip in Macau. Spring VIP Room was licensed by the Macau SAR as a gaming promoter to promote the VIP gaming room and commenced operation on May 25, 2006. It operated until August 8, 2007, at which point the operations were transferred to Spring Gaming Promotion Company Limited (“Spring”), which continued to promote the Spring VIP Room until May 30, 2009. In June 2009, the operations of the Spring VIP gaming room at the Grand Waldo and Casino was relocated to the Iao Kun VIP gaming room at the MGM Grand Hotel and Casino, located in downtown Macau.

At the request of Galaxy S.A., the primary concessionaire for Star World Hotel and Casino, Mr. Lam and Mr. Zheng Anting (Operating Officer and stockholder of the Company) incorporated Iao Pou in Macau SAR, with Mr. Zheng as the major shareholder and promotion license holder, to promote the MGM Grand Hotel and Casino Iao Kun VIP gaming room located in downtown Macau. Iao Pou is licensed by the Macau SAR as a gaming promoter to promote the VIP gaming room.

Doowell is a British Virgin Islands limited company incorporated under the BVI Business Companies Act, 2004 (No. 16 of 2004), owned by Mr. Lam. Doowell promoted the Iao Kun VIP gaming room at T.H.E. Hotel and Casino (formerly Nam Seoul Plaza Hotel and Casino), a luxury hotel located in Jeju. T.H.E. Hotel and Casino had a trial opening in May 2008.  Doowell had limited activity during 2009 and no activity during 2010.  Management is evaluating the continuation of operations.

Champion Lion is a British Virgin Islands limited company incorporated under the BVI Business Companies Act, 2004 (No. 16 of 2004), owned by Mr. Vong Hon Kun and Leong Siak Hung (Chief Executive Officer and Director of AERL). Champion Lion will promote the VIP Room at the Unicorn Hyatt Regency Casino, a luxury hotel located on Jeju.  Champion Lion has had no activity since incorporation.

ASIA ENTERTAINMENT & RESOURCES LIMITED
Notes To Consolidated Financial Statements
(Information as to the Periods Ended June 30, 2010 and 2009 is Unaudited)

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information and with the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States of America (“U.S. GAAP”) for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been included. These consolidated financial statements should be read in conjunction with the financial statements of the Company for the year ended December 31, 2009 filed on Form F-1 with the Securities and Exchange Commission on May 14, 2010. Interim results are not necessarily indicative of the results for the full year.

Principles of Consolidation

In accordance with FASB ASC Topic 810, the operations of the Promoter Companies are consolidated with those of AGRL and AERL as of June 30, 2010 and for the period then ended and combined for the period ended June 30, 2009.

Fiscal Year End

     The fiscal year end is December 31.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the management and on various other assumptions that the management believes to be reasonable under the circumstances. Actual results could vary from those estimates.

Fair Value of Financial Instruments

ASC 820 “Fair Value Measurements and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. ASC 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 —
Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

ASIA ENTERTAINMENT & RESOURCES LIMITED
Notes To Consolidated Financial Statements
(Information as to the Periods Ended June 30, 2010 and 2009 is Unaudited)

Level 2 —
Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 —	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

For certain of the Group's financial instruments, none of which are held for trading purposes, including cash, accounts receivable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturities of less than 90 days. Such investments are carried at cost, which approximates their fair value. Cash equivalents are placed with high credit quality financial institutions and are primarily in money market funds.

Accounts Receivable and Concentration of Credit Risk

Accounts receivable are principally comprised of net gaming revenues, fees and incentives revenues receivable, which do not bear interest and are recorded at amounts due from the holders of the casino licenses.

When deemed necessary, the Group records an allowance for doubtful accounts which represents the management’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. Management believes that all outstanding balances are collectible and therefore an allowance has not been established. Although management believes that no allowance is currently necessary, it is possible that the estimated amount of cash collections with respect to accounts receivable could change.

As of June 30, 2010 and December 31, 2009 accounts receivable were due from two Casino Operators.

Earnings Per Share

The calculations of earnings per share are computed as follows:

	For the Three Months ended June 30, 2010	For the Six Months ended June 30, 2010
Numerator:
Net income used for basic and diluted earnings per share	$9,495,655	$14,830,553
Denominator:
Denominator for basic earnings per share
- Weighted-average ordinary shares outstanding during the year	12,572,916	12,158,912
Effect of dilutive securities:
- Contingent Ordinary Shares to be Issued After Filing of 2010 20-F	4,210,000	4,210,000
- Warrants and unit Purchase Option	6,934,120	6,361,739
Denominator used for diluted earnings
per share	23,717,035	22,730,652
Basic earnings per share	$0.76	$1.22
Diluted earnings per share	$0.40	$0.65

The Company has no dilutive potential ordinary shares that are outstanding for the three and six months ended June 30, 2009.

ASIA ENTERTAINMENT & RESOURCES LIMITED
Notes To Consolidated Financial Statements
(Information as to the Periods Ended June 30, 2010 and 2009 is Unaudited)

VIP Gaming Room Cage and Marker Accounting

As of December 31, 2009 and through the period prior to the acquisition, the Promoter Companies did not extend credit to junket agents.  Previously, the operations of the cage, which is where cash, non-negotiable and cash chips transactions and extension of credit occur, were owned by the individual owners of the Promoter Companies.  Subsequent to the acquisition of AGRL by AERL (see Note 11), the operations and extension of credit by the cage became controlled by the Group through the Promoter Companies and two directors of the Group assigned the assets of the cage to AERL and its subsidiaries as a loan in the amount of HK $157,000,000 (approximately US $20,220,000) to enable AERL and its subsidiaries to extend credit to the VIP gaming promoters. At June 30, 2010, the loan amounted to HK $381,000,000 (approximately US $49,000,000).

In the VIP gaming rooms, junket agents primarily purchase non-negotiable rolling chips from the cage either with cash, cash chips, cashier’s order, or markers (short term, non-interest bearing loans). Non-negotiable chips can only be used to make wagers. Winning wagers are paid in cash chips. The wager of the non-negotiable rolling chips by the gaming patrons in the VIP gaming room is recorded as rolling chip turnover and provides a basis for measuring VIP gaming room win percentage. It is customary in Macau to measure VIP gaming room play using this rolling chip method.

The law in Macau permits VIP gaming promoters to extend credit to junket agents.

With the completion of the acquisition of AGRL by AERL, the Group, through the Promoter Companies, extends credit to junket agents. A majority of the Group’s consolidated markers receivable are owed by junket agents from foreign countries, primarily in Asia. In addition to enforceability issues, the collectability of markers from foreign junket agents is affected by a number of factors including changes in economic conditions in the agents’ home countries.

The Group may not be able to collect all of their gaming receivables from the junket agents. Management expects that the Group will be able to enforce these obligations only in a limited number of jurisdictions, including Macau. To the extent that junket agents of the Group, through the Promoter Companies, are visitors from other jurisdictions, the Group may not have access to a forum in which they will be able to collect all of their gaming receivables because, among other reasons, courts of many jurisdictions do not enforce gaming debts and the Group may encounter forums that will refuse to enforce such debts. The Group’s inability to collect gaming debts could have a significant negative impact on their operating results.

The Group regularly evaluates the reserve for bad debts based on a specific review of junket agent accounts as well as management’s prior experience with collection trends in the casino industry and current economic and business conditions. Upon the completion of the acquisition, Mr. Lam and Mr. Vong guaranty all marker receivables; therefore, as of June 30, 2010, management believes that a reserve for bad debts is not deemed necessary.

ASIA ENTERTAINMENT & RESOURCES LIMITED
Notes To Consolidated Financial Statements
(Information as to the Periods Ended June 30, 2010 and 2009 is Unaudited)

Revenue Recognition

Revenue from VIP gaming room operations is recorded monthly based upon the Promoter Companies’ share of the net gaming wins or as a percentage of chips wagered in VIP gaming rooms promoted by the Group, through the Promoter Companies.

In accordance with long standing industry practice in Macau, the Promoter Companies’, operations in Grand Waldo Hotel and Casino, StarWorld Hotel and Casino and MGM Grand Hotel and Casino had similar revenue and loss sharing arrangements. Under these arrangements, Sang Heng, Spring and Iao Pou shared in the casino’s VIP gaming room wins or losses from the gaming patrons recruited by the Promoter Companies. Typically, wins and losses are allocated as 30% of net gaming wins on an after-gaming tax basis, 40.25% or 45% of net gaming wins on a pre-gaming tax basis. The Promoter may or the Casino Operators may adjust these arrangements with adequate notice and agreement by both parties to the arrangement.

Additionally, the Promoter Companies earn revenues based upon percentages of chips wagered in the VIP gaming rooms (typically 0.05%), which is available to offset costs incurred for accommodations, food and beverage and other services furnished to VIP gaming room patrons without charge and is included in gross revenues and then deducted as promotional allowances as incurred.  These revenues are recorded as fees and incentive revenues in the accompanying consolidated statements of income.

In July 2009, all concessionaires and sub-concessionaires entered into an agreement to cap gaming promoter commissions. Under this agreement, commission payments to gaming promoters cannot exceed 1.25% of rolling chip volumes regardless of the commission structure adopted. As a result of the amendments made to Administrative Regulation No. 6/2002 by Administrative Regulation 27/2009 dated August 10, 2009, the Secretary of Economy and Finance of the Macau Government now has the authority to issue a dispatch implementing the 1.25% gaming promoter commission cap, as agreed between all concessionaires and sub-concessionaires.  The amendment sets forth standards for what constitutes a commission to gaming promoters, including all types of payments, either monetary or in specie, that are made to gaming promoters such as food and beverage, hotel and other services and allowances. The amendment also imposes obligations on gaming promoters, concessionaires and sub-concessionaires to report regularly to the Gaming Inspection and Coordination Bureau of the Macau government and imposes fines or other sanctions for noncompliance with the commission cap or the monthly obligations to report and detail the amount of commissions paid to gaming promoters.

Beginning in October 2009, StarWorld Hotel and Casino agreed to revise the Sang Heng gaming promotion agreement and removed the win/loss sharing component and replaced it with a commission payable to Sang Heng at a rate of 1.25% of chips turnover.  Management has requested that the MGM Grand Hotel and Casino revise the Iao Pou agreement to remove the win/loss sharing component and replace it with a commission payable to Iao Pou at a rate of 1.25% of chips turnover.  MGM Grand Hotel and Casino has deferred its decision to allow for fixed commissions, rather than win/loss sharing, until later in 2010.  Management believes that this change in the revenue structure will reduce the inherent risk in operating a VIP gaming room, due to the fluctuation surrounding gaming wins and losses.  The fixed commission revenues will be based only on the amount of chips turnover, rather than the win/loss of the gaming operations.

Total chips turnover in the Group’s VIP gaming rooms during the periods ended June 30, 2010 and 2009, was approximately $4,340,388,000 and $1,672,284,000 respectively.

Advertising and Marketing Costs

Costs for advertising and marketing are expensed the first time the advertising or marketing takes place or as incurred. Advertising and marketing costs for ongoing operations are included in selling, general and administrative expense. The Group did not incur advertising or marketing expenses during the three and six months ended June 30, 2010 and 2009.

ASIA ENTERTAINMENT & RESOURCES LIMITED
Notes To Consolidated Financial Statements
(Information as to the Periods Ended June 30, 2010 and 2009 is Unaudited)

Foreign Currency

The functional and reporting currency of AERL is in the United States dollar ("US $", "$", “Reporting Currency”).  AGRL’s and the Promoter Companies' functional currency is the Hong Kong Dollar (“HKD $”, “Functional Currency”).  Monetary assets and liabilities denominated in currencies other than the Functional Currency are translated into the Functional Currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the Functional Currency are translated into the Functional Currency at the exchange rates prevailing at the dates of the transaction.

Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective period.

For financial reporting purposes, the consolidated financial statements of the Group, which are prepared using the Functional Currency, are then translated into the Reporting Currency. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders' equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign currency translation adjustment in other comprehensive income, a component of owners' equity.

	June 30,		December 31,
	2010	2009	2009

Period end HK$:US$ exchange rate	$7.79	$7.75	$7.75
Average six-months ended HK$:US$ exchange rate	$7.78	$7.75
Average three-months ended HK$$:US$ exchange rate	$7.78	$7.75

Other Comprehensive Income

The Group follows ASC 220 “Comprehensive Income”, which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. Other comprehensive income is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income, as presented on the accompanying consolidated statements of changes in equity, was cumulative foreign currency translation adjustment.

Economic and political risks

The Group’s operations are conducted in Hong Kong, Macau and Jeju. Accordingly, the Group’s consolidated financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC and The Republic of Korea and by the general state of the PRC and The Republic of Korea economy.

The Group’s operations in Hong Kong, Macau and Jeju are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Group’s consolidated results may be adversely affected by changes in the political and social conditions in the PRC and The Republic of Korea and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad and rates and methods of taxation, among other things.

Income Taxes

Sang Heng, Spring and Iao Pou are not subject to Macau Complimentary tax, because, pursuant to the VIP room promoter agreements with the Casino Operators, gaming revenue is received net of taxes collected by the Macau government paid directly by the Casino Operator on a monthly basis. No provision for Macau Complimentary tax has been made.

ASIA ENTERTAINMENT & RESOURCES LIMITED
Notes To Consolidated Financial Statements
(Information as to the Periods Ended June 30, 2010 and 2009 is Unaudited)

As VIP gaming promoters, Sang Heng, Spring and Iao Pou are subject to a tax on the amount of chips wagered by gaming patrons in the VIP gaming rooms (“chips turnover”), which is referred to as a “rolling tax”.  The rolling tax is deducted and paid by the Casino Operator on a monthly basis. The rate of rolling tax is 0.01% on the chips turnover of the VIP gaming room and the rolling tax is deducted as a cost of revenues.

Doowell and Champion Lion are incorporated under the BVI Business Companies Act, 2004 (No. 16 of 2004) and are exempted from payment of BVI taxes.

Doowell and Champion Lion are not subject to Korean Income tax because all promotion services are performed outside Korea. No provision for Korean Income tax has been made.

The Korean government levies a tax for contributions to the government’s “Tourism Promotion and Development Fund”/betting duty and /or tax on the gross win of the VIP gaming room (“Gaming Tax”), and the Casino Operator represents that the Gaming Tax rate currently does not exceed 10% per annum.  Pursuant to the VIP gaming room promoter agreement with the Casino Operator, the gaming revenue is received net of taxes collected by the Korean government paid directly by the Casino Operator on a monthly basis.

The Group accounts for income taxes under ASC 740 “Income Taxes”. Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance to the extent that management concludes it is more likely than not that the assets will not be realized.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of income in the period that includes the enactment date.

ASC 740 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. As of June 30, 2010 and December 31, 2009 there were no amounts that had been accrued with respect to uncertain tax positions.

AGRL is not subject to Hong Kong profits tax because all operations are performed outside Hong Kong.

All subsidiaries are incorporated under the BVI Business Companies Act, 2004 (No. 16 of 2004) and are exempted from payment of BVI taxes.

The Company is not incorporated in the United States and is not subject to United States federal income taxes.  The Company did not derive any significant amount of income subject to such taxes after completion of the Share Exchange and accordingly, no relevant tax provision is made in the consolidated statements of operations.

Recently adopted accounting pronouncements

In June 2009, the FASB issued new accounting guidance (originally issued as FASB Statement 167, and subsequently issued as ASU 2009-17) on consolidation of variable interest entities, which include:  (1) the elimination of the exemption for qualifying special purpose entities; (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity.  The new guidance is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first annual reporting period.  The adoption of this new guidance on January 1, 2010 did not have a material impact on our consolidated financial statements.

ASIA ENTERTAINMENT & RESOURCES LIMITED
Notes To Consolidated Financial Statements
(Information as to the Periods Ended June 30, 2010 and 2009 is Unaudited)

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying consolidated financial statements.

Note 3 — Accounts Receivable, Net

Accounts receivable consisted of the following:

	June 30,	December 31,
	2010	2009

Gaming revenues receivable	$7,519,018	$4,169,950
Incentives revenues receivable	134,485	186,362

	$7,653,503	$4,356,312

Note 4 — Accounts Payable

Accounts Payable consisted of the following:

	June 30,	December 31,
	2010	2009

Due to Casino Operators	$11,819,229	$2,593,544

Due to Casino Operators represents an advance of non-negotiable chips to the Sang Heng promoter and is interest free and renewable monthly, secured by personal guarantees of Mr. Lam and Mr. Vong.  As of December 31, 2009, the balance also includes temporary advance to Iao Pou, which have been offset against the January 2010 receivable from MGM Grand Hotel and Casino.

According to an agreement made between the Gaming Promoter and StarWorld Hotel and Casino for the promotion of Iao Kun VIP Room at StarWorld Hotel and Casino, The Gaming Promoter was granted a credit line of Non-Negotiable Chips to the extent of approximately $5,400,000, of which $3,871,756 was repaid in December 2009.  In January of 2010, the credit line was increased to approximately $11,870,000 and increased its borrowings by that amount.  There were repayments and draws on the credit line during the quarter ended June 30, 2010, the balance as of June 30, 2010 was $11,819,229.  Prior to the acquisition of AGRL by AERL, it was the Promoter Companies’ policy not to extend credit to patrons and gaming agents, and as a result, this line of credit was extended to Mr. Lam and Mr. Vong by Sang Heng as an advance and was used by Mr. Lam and Mr. Vong as additional chips to the VIP room cage.  During the period subsequent to the acquisition of AGRL by AERL, all prior advances to Messrs. Lam and Vong were repaid to the Promoter Companies.

ASIA ENTERTAINMENT & RESOURCES LIMITED
Notes To Consolidated Financial Statements
(Information as to the Periods Ended June 30, 2010 and 2009 is Unaudited)

Note 5 — Accrued Expenses

Accrued Expenses consist of the following:

	June 30,	December 31,
	2010	2009

Agents Commission payable	$5,593,823	$4,961,794
Management fee payable-related party (Note 10)	308,223	180,561
Others	354,949	14,466

	$6,256,995	$5,156,821

Note 6 — Loans Payable, Shareholders

On February 2, 2010, AGRL entered in to an agreement with Messrs. Lam and Vong to provide funding for working capital and to advance funds to the Promoter Companies.  Pursuant to the agreement the loans will be in an amount not less than HK $150,000,000 (approximately US $19,300,000) on and after February 2, 2010 (the date of the acquisition of AGRL by AERL), not less than HK $350,000,000 (approximately US $45,000,000) on and after March 31, 2010 and until the agreement is terminated. This funding commitment terminates at the end of the fiscal quarter that AGRL’s working capital is not less than HK $775,000,000 (approximately US $100,000,000), exclusive of any working capital provided by Messrs. Lam and Vong.  If at any time the balance exceeds the minimum requirement, the lenders may request repayment for the excess amount. On February 2, 2010, the amount of the funding advanced to AGRL by Messrs. Lam and Vong was HK $157,000,000 (approximately US $20,220,000).  As of June 30, 2010, the amount of the funding advanced to AGRL by Messrs. Lam and Vong was approximately HK $379,000,000(approximately US $48,870,000). Messrs. Lam and Vong also guaranty to AGRL the repayment of the loans made by AGRL to the Promoter Companies.

Note 7 — Shareholders’ Equity

Ordinary Shares

AERL is authorized to issue 200,000,000 ordinary shares, par value $.0001. As of June 30, 2010, 12,605,224 ordinary shares are outstanding. The holders of the ordinary shares have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the ordinary shares.

On June 30, 2010, AERL issued a press release announcing that it received approval to list its ordinary shares (the “Ordinary Shares”) and ordinary share purchase warrants (the “Warrants”) on the NASDAQ Global Market under the symbols AERL and AERLW, respectively. On July 2, 2010, the Ordinary Shares and Warrants commenced trading on the NASDAQ Global Market.

Private Placement

On May 18, 2010, pursuant to certain Share Purchase Agreements dated as of April 15, 2010 (each a “Share Purchase Agreement” and together the “Share Purchase Agreements”) by and between AERL and 200 individual investors, the Company consummated the sale of 60,000 ordinary shares of the Company (the “Shares”) for a purchase price of $9.50 per share or an aggregate purchase price of $570,000.

The sale of the Shares was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Act”) pursuant to Regulation S under the Act due to the fact that the offering of the Shares was not made in the United States and that none of the investors were U.S. Persons (as defined in the Act).

Warrants

As of June 30, 2010, there are 14,648,000 warrants outstanding. Such warrants include the 3,608,000 Founders’ Warrants that were issued concurrently with AERL's IPO. Each warrant entitles the registered holder to purchase one ordinary share at a price of $5.00 per share, subject to adjustment. The warrants became exercisable upon the completion of AERL's acquisition of AGRL.  However, no warrant (other than the Founders’ Warrants) will be exercisable and AERL will not be obligated to issue ordinary shares unless, at the time a holder seeks to exercise such warrant, a prospectus relating to the ordinary shares issuable upon exercise of the warrant is current and the ordinary shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. A prospectus relating to the ordinary shares issuable upon exercise of the warrants was declared effective on May 28, 2010. The Founders’ Warrants may be exercised for unregistered ordinary shares even if a prospectus relating to the ordinary shares issuable upon such exercise is not current.

ASIA ENTERTAINMENT & RESOURCES LIMITED
Notes To Consolidated Financial Statements
(Information as to the Periods Ended June 30, 2010 and 2009 is Unaudited)

The Company may redeem the Warrants, with the prior consent of EarlyBirdCapital, Inc. (“EBC”), the representative of the underwriters in the AERL's Offering, at a price of $0.01 per Warrant upon 30 days notice while the Warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least $8.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. If the Company redeems the Warrants as described above, management had the option to require any holder that wishes to exercise his Warrant to do so on a “cashless basis.”

On June 28, 2010, AERL sent a notice (the “Notice”) to all record holders of the ordinary share purchase warrants of the Company (the “Warrants”) that, pursuant to the Warrant Agreement between the Company and Continental Stock Transfer and Trust Company, the Warrants will be redeemed for cash at the redemption price of $0.01 per warrant (the “Redemption Price”) on October 28, 2010 (the “Redemption Date”).  Management did not exercise its option to require the holders of the Warrants to exercise warrants on a “cashless basis.” Accordingly, after 5:00 p.m. New York time on the Redemption Date, the Warrants not exercised will no longer be exercisable for ordinary shares of the Company and the holders will only have the right to receive the Redemption Price.

	Warrants Outstanding (A)	Warrants Exercisable	Weighted Average Exercise Price	Average Remaining Contractual Life
Outstanding December 31, 2009	16,088,000	—	$5.05	3.5 years
Granted	—	—	—
Forfeited	—	—	—
Exercised	—	—	—
Outstanding June 30, 2010	16,088,000	16,088,000	$5.05	3.0 years

(A).    includes shares and warrants issuable under the underwriter Purchase Option.

Subsequent to June 30, 2010 warrants were exercised. As of August 20, 2010,  196,659 warrants have been exercised. The exercise of warrants raised $983,595 which will be used for working capital for the Company.

Preferred Stock

The Company is authorized to issue 1,150,000 preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. There are no issued and outstanding preferred shares at June 30, 2010.

Note 8 – VIP Gaming Promoter Agreements

Spring Gaming Representative (VIP Room Promoter) Agreement dated as of February 1, 2008 entered between Galaxy Casino, S.A., and Spring allowed for the sharing of profits as a gaming representative of Spring VIP Room in Grand Waldo Hotel and Casino for the period from August 9, 2007 to December 31, 2008. The agreement was renewed on March 29, 2009 for the period from January 1, 2009 to December 31, 2009.  The agreement was terminated effective May 30, 2009, when the Spring VIP Room was closed.

ASIA ENTERTAINMENT & RESOURCES LIMITED
Notes To Consolidated Financial Statements
(Information as to the Periods Ended June 30, 2010 and 2009 is Unaudited)

Sang Heng Gaming Representative (VIP Room Promoter) Agreement dated as of February 1, 2008 entered between Galaxy Casino, S.A., and Sang Heng allows for the sharing of profits as a gaming representative of Iao Kun VIP Gaming Room in Star World Hotel and Casino in Macau for the period from November 30, 2007 to December 31, 2008. The agreement was renewed on September 4, 2009 for the period from January 1, 2009 to December 31, 2009. The agreement for the period from January 1, 2010 to December 31, 2010 is under negotiations for  renewal and management expects the agreement to be renewed again in September 2010.

Doowell VIP Gaming Promotion (VIP Room Promoter) Agreement dated as of January 18, 2008 entered between Gillmann Investments Asia, Ltd (“GIA”) and Doowell allows for the sharing of profits as a gaming promoter of a VIP Room in the Nam Seoul Plaza Hotel and Casino (now called T.H.E. Hotel and Casino) located on Jeju. Though the Doowell Agreement is still in effect, during 2009, the license holder returned the license deposit to Doowell.

Iao Pou Gaming Representative (VIP Room Promoter) Agreement dated as of June 22, 2009 entered between MGM Grand Hotel and Casino in Macau and Iao Pou allows for the sharing of profits as a Gaming Promoter of Iao Kun VIP Gaming Room in the MGM Grand Hotel and Casino in Macau for the period from June 22, 2009 to March 31, 2010. A new agreement was entered into on November 9, 2009 and is automatically renewed on January 1 for one year periods unless terminated earlier.

Note 9 — Commitments and Contingencies

Management Agreements

Day-to-day management and operation of the VIP gaming rooms is contracted by the Promoter Companies to a management company that is responsible for hiring and managing all staff needed for operations.  This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.).  For the two Macau VIP gaming room operations, the Promoter Companies have entered into one year agreements to provide such services with Pak Si Management and Consultancy Limited of Macau, pursuant to which each of them pays the manager HK $1,200,000 per month (approximately US $155,000 per month), from which the management company is responsible to pay all salaries, benefits and other expenses of operation. The principal of Pak Si Management and Consultancy Limited is the sister-in-law of Mr. Vong, a director of the Group and its chief operating officer.

Employment Agreements

AGRL has entered into employment agreements with six executive officers Lam Man Pou (Chairman of the Board), Leong Siak Hung (Chief Executive Officer), Li Chun Ming (Chief Financial Officer), Vong Hun Kun (Director), Lam Chou In (Operating Officer), and Zheng Anting (Operating Officer) that became effective upon the closing of the acquisition of AGRL.

Annual minimum compensation for the terms of the employment agreements is as follows:

2010	$366,000
2011	732,000
2012	732,000
2013	369,000
2014	336,000
Thereafter	28,000
Total	$2,563,000

ASIA ENTERTAINMENT & RESOURCES LIMITED
Notes To Consolidated Financial Statements
(Information as to the Periods Ended June 30, 2010 and 2009 is Unaudited)

Certain Risks and Uncertainties

     The Group’s operations are dependent on the annual renewal of the gaming licenses by the Macau government to the Promoter Companies.  The tenure of the Promoter Companies acting as gaming promoters for the Casinos is subject to the Gaming Representative / Gaming Promoter Arrangements.

     The Group receives a significant amount of their revenue from patrons within the Asia-Pacific Region. If economic conditions in theses areas were to decline materially or additional casino licenses were awarded in these locations, the Group’s consolidated results of operations could be materially affected.

Note 10 — Segment and Geographic Information

The Group’s principal operating and developmental activities occur in two geographic areas: Macau and Jeju. Management reviews the results of operations for each of its key operating segments: Macau and Jeju. During the six months ended June 30, 2010, there was no operation in Jeju.  The Group’s geographic information is as follows as of June 30, 2010 and December 31, 2009, as well as for the six months ended June 30, 2010 and 2009.

	As of June 30 2010 and 2009 and for the Six Months Ended June 30, 2010 and 2009		As of December 31,
	2010	2009	2009

Net Revenues (Macau and Hong Kong)	$55,407,972	$24,303,966
Net Assets (Deficit) (Macau and Hong Kong)	$15,811,118		$(1,533,054)

Net Revenues (Jeju)	$-	$931,366
Net Assets (Jeju)	$-		$7,902

Note 11 — Acquisition of AGRL

On October 6, 2009, AERL entered into a Stock Purchase Agreement, subsequently amended on November 10, 2009, December 9, 2009 and January 11, 2010 (the “Agreement”), with AGRL and Spring Fortune that provided for the acquisition by AERL from Spring Fortune of all of the outstanding capital stock of AGRL.  On February 2, 2010, the acquisition was consummated pursuant to the terms of the Agreement and AGRL became a wholly owned subsidiary of AERL.

The acquisition of AGRL by AERL has been accounted for as a “reverse merger” and recapitalization since Spring Fortune, the former shareholder of AGRL, became the owner of  a majority of the outstanding ordinary shares of AERL immediately following the completion of the transaction and has significant influence and the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity, and AGRL’s senior management dominates the management of the combined entity, in accordance with the provision of FASB-ASC Topic 805 “Business Combinations”. Accordingly, AGRL was deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of AGRL. AERL’s assets, liabilities and results of operations were consolidated with the assets, liabilities and results of operations of AGRL after consummation of the acquisition.  For periods after the consummation of the acquisition, the assets and liabilities and the historical operations that will be reflected in the financial statements will be those of AGRL and the Promoter Companies and will be recorded at their historical cost basis.

ASIA ENTERTAINMENT & RESOURCES LIMITED
Notes To Consolidated Financial Statements
(Information as to the Periods Ended June 30, 2010 and 2009 is Unaudited)

Combination Terms

Upon closing, AERL acquired all the outstanding capital stock of AGRL from Spring Fortune for a total consideration of 10,350,000 ordinary shares of AERL that were issued to Spring Fortune and its designees and an additional 4,210,000 ordinary shares that will be issued upon the filing of AERL’s annual report on Form 20-F for the 2010 fiscal year.  In addition, Spring Fortune shall be entitled to receive additional ordinary shares of AGRL stock for each of the years 2010, 2011 and 2012 in which the Group, through the Promoter Companies, meets or exceeds the following net after tax income targets specified for such year in the Agreement (the “Incentive Targets”):

Year	Incentive Target	Incentive Shares
2010	$36,800,000 to $37,799,999	4,210,000
	$37,800,000 to $38,799,999	6,300,000
	$38,800,000 to $39,799,999	8,069,000
	$39,800,000 to $40,799,999	9,586,000
	$40,800,000 to $41,799,999	10,900,000
	$41,800,000 and above	12,050,000
2011	$49,500,000 and above	2,573,000
2012	$58,000,000 and above	2,573,000

 The maximum number of incentive shares that Spring Fortune may receive for achieving Incentive Targets is 17,196,000. Also, for each of the years 2010, 2011 and 2012, AERL will issue an additional 530,000 ordinary shares if AGRL has adjusted net income equal to, or greater than, $60 million, $75 million, and $82.5 million, respectively, which would amount to an additional 1,590,000 ordinary shares to Spring Fortune if all of such targets are achieved. However, if for any fiscal year through the fiscal year ending December 31, 2012, (i) at the end of any fiscal quarter during such fiscal year, AGRL does not have at least $10,000,000 in cash and cash equivalents (including redeemable chips and receivables from casinos with respect to operations during such fiscal quarter that are received within five (5) days after the end of such fiscal quarter) and (ii) based on the audited financial statements for such fiscal year, positive cash flow from operations, as determined in accordance with U.S. GAAP, Spring Fortune shall not be entitled to receive one-half of the incentive shares it would otherwise be entitled to receive with respect to such fiscal year. However, because the amounts of shares potentially issuable for the years 2009 and 2010 are not cumulative and the maximum number of shares that Spring Fortune may receive for meeting the Incentive Targets for those years is 12,050,000, Spring Fortune may still receive up to 12,050,000 shares for those two years, all of which would be earned in 2010.  Shares issued pursuant to these conditions will be accounted for as dividends in the periods earned.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context requires otherwise, references in section  to “AERL”, the “Company”, “we” , “us” and “our” refer to Asia Entertainment and Resources Limited, its predecessors and subsidiaries.

The following discussion and analysis contains forward-looking statements about our plans and expectations of what may happen in the future. Forward-looking statements are based on a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, and our results could differ materially from the results anticipated by our forward –looking statements as a result of many known and unknown factors. See also the Explanatory Note set forth at the beginning of this report.

You should read the following management discussion and analysis (“MD&A”) in conjunction with the unaudited Consolidated Financial Statements and related footnotes thereto included in this report and in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 27, 2010, which includes the year ended December 31, 2009.

Overview

We are a holding company that conducts our primary business operations through our wholly owned subsidiary, Asia Gaming & Resort Limited (“AGRL”), and its subsidiaries.

We were incorporated in the Cayman Islands on September 24, 2007 under the name “CS China Acquisition Corp.” for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that had its principal operations in the People’s Republic of China (including Hong Kong and Macau).

Prior to the business combination with AGRL, we had no operating business.

On February 2, 2010, we acquired all of the outstanding securities of AGRL from Spring Fortune Investment Ltd (“Spring Fortune”), resulting in AGRL becoming our wholly owned subsidiary. Upon the business combination with AGRL, we changed our name to “Asia Entertainment & Resources Ltd.”

AGRL was incorporated on May 2, 2007 in Hong Kong. It is an investment holding company of subsidiaries that, through profit interest agreements with affiliated companies known as VIP gaming promoters, are entitled to receive all of the profits of the VIP gaming promoters from VIP gaming rooms promoted by the VIP gaming promoters in casinos at major hotels in Macau.

The acquisition of AGRL has been accounted for as a “reverse merger” and recapitalization since Spring Fortune, the former shareholder of AGRL, became the owner of a majority of the outstanding ordinary shares immediately following the completion of the transaction and has significant influence and the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity, and AGRL’s senior management dominates the management of the combined entity, in accordance with the provision of Financial Accounting Standards Board Accounting Standards Codification (“FASB-ASC”) topic 805 Business Combinations. Accordingly, AGRL was deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of AGRL. Accordingly, the assets and liabilities and the historical operations that are reflected in the financial statements are those of AGRL and are recorded at the historical cost basis of AGRL. AERL’s liabilities and results of operations were consolidated with the assets, liabilities and results of operations of AGRL after consummation of the acquisition.

Foxhill Group Limited (“Foxhill”) and Kasino Fortune Investments Limited (“Kasino Fortune”) are the major subsidiaries of AGRL, which have relationship with AGRL’s VIP gaming promoters (effective February 2, 2010).

Upon the closing of the acquisition of AGRL by AERL, the Promoter Companies became variable interest entities (“VIEs”) of the subsidiaries of AGRL, which are the primary beneficiaries of the operations of the Promoter Companies.

Management’s determination of the appropriate accounting method with respect to the AGRL variable interest entities is based on Financial Accounting Standards Board-Accounting Standards Codification (“FASB ASC”) Topic 810, “Consolidation of Variable Interest Entities”. AGRL consolidates the VIEs in which it is the primary beneficiary and will disclose significant variable interests in VIEs of which it is not the primary beneficiary, if any.

In accordance with FASB ASC Topic 810, the operations of the Promoter Companies will be combined with those of AGRL for all periods subsequent to the closing of the acquisition of AGRL by AERL.

Sang Heng Gaming Promotion Company Limited (“Sang Heng”) and Iao Pou Gaming Promotion Limited (“Iao Pou”) are promoters of VIP gaming rooms, which are private room gaming facilities in casinos, in Macau, Special Administrative Region (“Macau” or “Macau SAR”), China.

Highlights

When compared to that of the period ended June 30, 2009, we performed substantially better in the period ended June 30, 2010. The following factors contributed to our improved performance:

•	Gaming in Macau has had revenue growth of 67% year-over-year in the first half of 2010;

•
The relocation of the Spring VIP Room at Grand Waldo to the Iao Kun VIP Room at the MGM Grand Hotel and Casino, which has resulted in a market shift from lower tier patrons to middle and high tier patrons;

•	The increase in the number of tables from four at Grand Waldo to eleven at the MGM Grand Hotel and Casino;

•	The increase in the number of tables from six at the Iao Kun VIP Room to eleven at the Star World Hotel and Casino;

•	The rapidly emerging “rich” class of Chinese year over year;

•	The resurgence of the Chinese economy after the slowdown in the second half of 2008 and the first half of 2009; and

•
The Iao Kun VIP Room at Star World changing its commission structure from win/loss split to a fixed percentage commission on rolling chip turnover, and with this change the Company can concentrate its marketing efforts to increase the number of patrons and the amount of play at the Iao Kun VIP Room. This would result in higher fixed commission income.

Performance Comparison of the three months ended June 30, 2010 and June 30, 2009

The following table sets forth certain information regarding AERL’s results for the second quarter of 2010, and second quarter of 2009 (All figure are in $ thousands except ratios and percentages).

	2Q2009	2Q 2010	2Q 2010/ 2Q 2009
Rolling Chip Turnover	831,244	2,446,814	194%
Revenue from VIP gaming operations	11,096	30,129	172%
Commission to agents	6,638	17,798	168%
Selling, general and administrative expenses	939	2,450	161%
Income including pre-acquisition income	3,436	9,496	176%

Revenue from VIP gaming operations/Rolling Chip Turnover	1.33%	1.23%

Commission to agents/Rolling Chip Turnover	0.80%	0.73%

Selling, general and administrative expenses/Rolling Chip Turnover	0.11%	0.10%

Revenue from VIP gaming promotion was $30,128,603 for the three months period ended June 30, 2010, as compared to $11,096,334 for the three months period ended June 30, 2009, an increase of 172%. Rolling chip turnover has increased by $1,615,571,026, or 194%, in the three months period ended June 30, 2010 as compared to that of the same period in 2009, principally as a result of (i) AERL successfully transitioning the Iao Kun VIP room in the Galaxy Star World Hotel and Casino in Downtown Macau to a fixed 1.25% commission on rolling chip turnover effective October 2009, thereby reducing volatility during a particular quarter and allowing the possibility that an increase in rolling chip turnover will result in a higher net income (the Company has also requested this change for the Iao Kun VIP room at the MGM Hotel and Casino); (ii) the increase in the number of tables from four at the Grand Waldo to eleven at the MGM Hotel and Casino after the relocation of the VIP room; and (iii) the Macau gaming markets continued recovery, from the impact of the global economic crisis. Revenue for the three months period ended June 30, 2010 from VIP gaming promotion did not increase in proportion to the increase in rolling chip turnover because of the fixed commission of 1.25% is effectively equivalent to only 2.78% of gross win as a percentage of rolling chip turnover based on a 45% win share (2.78% x 0.45 = 1.25%).  Overall gross win rates for the three months periods ended June 30, 2010 and 2009 were 3.1% and 2.82%, respectively.

Revenues from VIP gaming promotion, as a percentage of rolling chip turnover, decreased 7.8% to 1.23% during the three months ended June 30, 2010 as compared to 1.33% during the three months ended June 30, 2009 due to the transition of the VIP room in the Galaxy Star World in Downtown Macau to the fixed commission of 1.25%.  The VIP room in the Galaxy Star World constitutes over 80% of the Company’s revenue. In addition, the gross win rate for the Iao Kun VIP room in MGM Hotel and Casino was 3.19% for the three months ended June 30, 2010, below the effective gross win average of 2.78% under the 1.25% fixed commission scheme. Assuming the Iao Kun VIP room in MGM Hotel and Casino adopts the 1.25% fixed commission scheme the earnings derived from the chips turnover at the VIP room would roughly be US$ 0.5 million higher.

The special rolling tax increased by $161,807, or 194.9%, during the three months ended June 30, 2010 as compared to that of the same period in 2009 as a result of an increase in rolling chip turnover.

The commission paid to agents increased by $11,159,672, or 168%, during the three months ended June 30, 2010 as compared to the same period in 2009 as a result of an increase in rolling chip turnover. The commission paid to agents did not increase in proportion to the increase in rolling chip turnover because the amounts paid to junket agents decline as a result of the Macau government policy to cap the commission that the casinos offer to the promoters. The commission paid to agents/ Chip Turnover were 0.80% and 0.73% for the three months ended June 30, 2009 and 2010 respectively.

Sales, general and administrative expenses increased by an amount of $1,511,174, or 161%, during the three months ended June 30, 2010 as compared to that of the same period in 2009 mainly due to an increase in administrative overhead related to the setting up of an office in Macau of $ 20,665, management salaries of $430,511, overseas traveling of $64,786, VIP gaming room management fees of $386,015, merger expenses of $ 63,076 and additional reporting requirements as a public company of $433,206.

Nasdaq initial listing expenses amounted to $140,000, which are a one-time expense.

Income, including pre-acquisition profit, was $9,495,655 for the three months ended June 30, 2010 as compared to $3,436,039 for the three months ended June, 2009, an increase of approximately 176%, for the reasons stated.

EPS for the quarter was $0.76 based on a basic weighted average share count of 12,572,916 and $0.40 based on a fully diluted weighted average share count of 23,717,035. The fully diluted share count includes 4,210,000 shares that will be issued upon the filing by AERL of its Annual Report on Form 20-F for the fiscal year ending December 31, 2010. It also includes ordinary share equivalents for the issuance of a total of 11,040,000 shares upon the exercise of the outstanding public warrants, 3,608,000 warrants held by insiders and former insiders that were privately issued at the time of its initial public offering, 1,440,000 shares and warrants issuable upon the exercise of a unit purchase option granted to the representative of the underwriters of its initial public offering and shares issuable upon exercise of the warrants included in such option. If all of such securities are exercised for cash, AERL could receive additional capital of $81,208,000. To the extent that such securities are exercised on a cashless basis, the amount of cash received by AERL and the number of ordinary shares AERL would be required to issue could both be reduced and the pro forma earnings per share on a fully diluted basis may be increased.

Performance Comparison of the six months ended June 30, 2010 and June 30, 2009

The following table sets forth certain information regarding AERL’s results for the first half of 2010, the first half of 2009 and the full year for 2009 (All figures are in $ thousands except ratios and percentages).

	1H2009	1H2010	1H 2010 / 1H 2009
Rolling Chip Turnover	1,672,284	4,340,388	160%
Revenue from VIP gaming operations	25,235	55,408	120%
Commission to agents	13,487	31,018	130%
Selling, general and administrative expenses	2,147	4,656	117%
Income including pre-acquisition income	9,438	19,160	103%

Revenue from VIP gaming operations/Rolling Chip Turnover	1.51%	1.28%

Commission to agents/Rolling Chip Turnover	0.81%	0.71%

Selling, general and administrative expenses/Rolling Chip Turnover	0.13%	0.11%

Revenue from VIP gaming promotion was $55,407,972 for the six months period ended June 30, 2010, as compared to $25,235,332 for the six months ended June 30, 2009, a 120% increase. Rolling chip turnover increased by $2,668,104,222, or 160%, in the six months ended June 30, 2010, as compared to that of the same period in 2009, principally as a result of (i) AERL successfully transitioning the Iao Kun VIP room in the Galaxy Star World Hotel and Casino in Downtown Macau to a fixed 1.25% commission on rolling chip turnover effective October 2009, thereby eliminating unnecessary volatility during a particular quarter and allowing the possibility that an increase in rolling chip turnover will result in a higher net income (the Company has requested this change for the Iao Kun VIP room at the MGM Hotel and Casino); (ii) The increase in the number of tables from four at the Grand Waldo to eleven at the MGM Hotel and Casino after the relocation of the VIP room; and (iii) the Macau gaming markets continued the recovery, which started in July 2009, from the impact of the global economic crisis. Revenue for the six months period ended June 30, 2010 from VIP gaming promotion did not increase in proportion to the increase in rolling chip turnover because of the fixed commission of 1.25% is effectively equivalent to only 2.78% of gross win as a percentage of rolling chip turnover based on 45% win share (2.78% x 0.45 = 1.25%). Overall gross win rates for the six months periods ended June 30, 2010 and 2009 were 2.69% and 3.21%, respectively.

Revenue from VIP gaming promotion, as a percentage of rolling chip turnover, decreased 15.4% to 1.28% during the six months ended June 30, 2010 as compared to 1.51% during the six months ended June 30, 2009 due to the transition of the VIP room in the Galaxy Star World in Downtown Macau to a fixed commission of 1.25%.  The VIP room in the Galaxy Star World constitutes over 80% of the company’s revenue.  The gross win rate for the Iao Kun VIP room in MGM Hotel and Casino was 2.60% for the six months period ended June 30, 2010.

The special rolling tax increased by $269,456, or 163.6%, during the six months ended June 30, 2010 as compared to that of the same period in 2009 as a result of an increase in rolling chip turnover.

The commission paid to agents increased by $17,531,534, or 130%, during the six months ended June 30, 2010 as compared to the same period in 2009 as a result of an increase in rolling chip turnover. The commission paid to agents did not increase in proportion to the increase in rolling chip turnover because the amounts paid to junket agents decline as a result of the Macau government policy to cap the commission that the casinos offer to the promoters. The commission paid to  agents/ Chip Turnover were 0.81% and 0.71% for the first half of 2009 and 2010 respectively.

Sales, general and administrative expenses increased by $2,509,276, or 117%, during the six month period ended June 30, 2010 as compared to that of the same period in 2009 mainly due to an increase in administrative overhead related to the establishment of an office in Macau of $20,665, management salaries of $572,543, overseas traveling of $122,170, VIP gaming room management fees of $643,359, merger expenses of $75,356 and additional reporting requirements as a public company of $717,858.

Nasdaq initial listing expenses amounted to $140,000, which are a one-time expense.

Net income, including pre-acquisition profit, was $19,159,938 for the six months ended June 30, 2010 as compared to $9,437,564 for the six months ended June, 2009, an increase of approximately 103%, for the reasons stated.  Net income for the six months ended June 30, 2010, after adjusting for prior owners’ interest in pre-acquisition profit of $4,329,385, was $14,830,553.

EPS derived from income (including pre-acquisition income) for the six-months was $1.22 based on a basic weighted average share count of 12,158,912 and $0.65 based on a fully diluted weighted average share count of 22,730,652.

Liquidity and Capital Resources

Historical Cash Flows

As of June 30, 2010, AERL had a total cash balance of $ 12,644,479. Cash used in operations was $34,695,795 for the six months ended June 30, 2010, which includes the cash used for markers of $62,429,285. As of June 30, 2010, total available cage capital was approximately $73,337,811. The total available cage capital is comprised of markers receivable of $62,429,285 and cash, cash chips and non-negotiable chips of $10,908,526 million. AERL’s related parties have provided financing of $48,842,795. See the description of the loans below under “Profit Interest Agreements.”

Future Sources and Uses of cash

We expect that our future liquidity and capital requirements will be affected by:

•	Capital requirements related to future acquisitions;

•	Cash flow from acquisitions;

•	Working capital requirements;

•	Obtaining funds via as a result of the exercise of our warrants by warrantholders;

•	Raising funds through the private placement of our securities; and

•	Accumulation of earnings

Off-Balance Sheet Arrangements

Warrants issued in conjunction with our IPO are equity linked derivatives and accordingly represent off-balance sheet arrangements. The warrants meet the scope exception in Financial Accounting Standard Board Accounting Standards Codification 815-10-15 and are accordingly not accounted for as derivatives but instead are accounted for as equity.

Contractual Obligations

We do not have any long term debt, capital lease obligations, operating lease obligations, purchase obligations or other long term liabilities except for the management agreements between two of AGRL’s VIP gaming promoters and Pak Si Management and Consultancy Limited of Macau, pursuant to which that company is responsible for the hiring and management of staff at the VIP gaming rooms promoted by the VIP gaming promoters in Macau. Each of the management agreements is for a one-year term, subject to renewal. The total obligations of the VIP gaming promoters during each one-year period are HK $28,800,000 (approximately US $3,720,000).

Company Operations and Critical Accounting Policies

Profit Interest Agreements

Each Promoter Company has entered into an agreement with the casino operators and license holders to promote a VIP gaming room in the casino.  These agreements provide that the Promoter Company receives a commission or share in the net win/loss of the VIP gaming room.  The Promoter Company then enters into a profit interest agreement with a subsidiary of AGRL, providing for the assignment to the subsidiary of 100% of the profits derived by the Promoter Company from its promotion of the VIP gaming room.  The manner of calculation of the profit is set out in an exhibit to the profit interest agreement.  All of the current profit interest agreements to which AGRL’s subsidiaries are party provide that such assignments were effective on February 2, 2010, the date of the consummation of AGRL’s acquisition by AERL.  The profit agreements do not have expiration dates and continue conterminously with the operation of the respective VIP gaming rooms.

In addition to the assignment of the profit interest, each profit interest agreement provides that the VIP gaming promoter will not terminate its underlying agreement with the casino without AERL's consent and that it will at all times maintain all licenses, agreements and other permissions it requires to perform its obligations pursuant to such agreement.

In connection with the profit interest agreements, Messrs Lam (Chairman of the Board of Directors of AERL and Chief Marketing Officer) and Vong (Chief Operating Officer and Director of AERL) have agreed to make non-interest bearing loans to AGRL for use by AGRL for working capital and to make loans to AGRL’s VIP gaming promoters, such loans will be in an amount not less than HK$ 350,000,000 (approximately US$ 45,000,000). This funding commitment terminates at the end of the fiscal quarter that AGRL’s working capital is not less than HK $775,000,000 (approximately US $100,000,000), exclusive of any working capital provided by Messrs. Lam and Vong.  Messrs. Lam and Vong will also guaranty to AGRL the repayment of the loans made by AGRL to the VIP gaming promoters.

Revenue Recognition

Revenue from VIP gaming room operations is recorded monthly based upon the Promoter Companies’ share of the net gaming win/loss or as a percentage of chips wagered in VIP gaming rooms promoted by the Group, through the Promoter Companies.

In accordance with long standing industry practice in Macau, the Promoter Companies’, operations in Grand Waldo Hotel and Casino, StarWorld Hotel and Casino and MGM Grand Hotel and Casino had similar revenue and loss sharing arrangements. Under these arrangements, Sang Heng, Spring and Iao Pou shared in the casino’s VIP gaming room wins or losses from the gaming patrons recruited by the Promoter Companies. Typically, wins and losses are allocated 40.25% or 45% of net gaming wins. The Promoter or the Casino Operators may adjust these arrangements with adequate notice and agreement by both parties to the arrangement.

Additionally, the Promoter Companies earn revenues based upon percentages of chips wagered in the VIP gaming rooms (typically 0.05%), which is available to offset costs incurred for accommodations, food and beverage and other services furnished to VIP gaming room patrons without charge and is included in gross revenues and then deducted as promotional allowances as incurred.  These revenues are recorded as fees and incentive revenues in the accompanying consolidated statements of income.

In July 2009, all concessionaires and sub-concessionaires entered into an agreement to cap gaming promoter commissions. Under this agreement, commission payments to gaming promoters cannot exceed 1.25% of rolling chip volumes regardless of the commission structure adopted. As a result of the amendments made to Administrative Regulation No. 6/2002 by Administrative Regulation 27/2009 dated August 10, 2009, the Secretary of Economy and Finance of the Macau Government now has the authority to issue a dispatch implementing the 1.25% gaming promoter commission cap, as agreed between all concessionaires and sub-concessionaires.  The amendment sets forth standards for what constitutes a commission to gaming promoters, including all types of payments, either monetary or in specie, that are made to gaming promoters such as food and beverage, hotel and other services and allowances. The amendment also imposes obligations on gaming promoters, concessionaires and sub-concessionaires to report regularly to the Gaming Inspection and Coordination Bureau of the Macau government and imposes fines or other sanctions for noncompliance with the commission cap or the monthly obligations to report and detail the amount of commissions paid to gaming promoters.

Beginning in October 2009, StarWorld Hotel and Casino agreed to revise the Sang Heng gaming promotion agreement and removed the win/loss sharing component and replaced it with a commission payable to Sang Heng at a rate of 1.25% of chips turnover.  Management has requested that the MGM Grand Macau revise the Iao Pou agreement to remove the win/loss sharing component and replace it with a commission payable to Iao Pou at a rate of 1.25% of chips turnover.  MGM Grand Macau has deferred its decision to allow for fixed commissions, rather than win/loss sharing, until later in 2010.  Management believes that this change in the revenue structure will reduce the inherent risk in operating a VIP gaming room, due to the fluctuation surrounding gaming wins and losses. With the fixed commission scheme, the Promoter Companies can concentrate their efforts on gaming promotion, when they bring in more gaming patrons, there won’t be an exposure of the possibility of losses which will certainly result in higher revenue derived from higher chips turnover. The fixed commission revenues will be based only on the amount of chips turnover, rather than the win/loss of the gaming operations.

VIP Gaming Room Cage and Marker Accounting

As of December 31, 2009 and through the period prior to the acquisition, the Promoter Companies did not extend credit to junket agents.  The operations of the cage, which is where cash, non-negotiable and cash chips transactions and extension of credit occur, were owned by the individual owners of the Promoter Companies.  Subsequent to the acquisition of AGRL by AERL (see Note 2 to the financial statements), the operations and extension of credit by the cage became controlled by the Group through the Promoter Companies and two directors of the Group assigned the assets of the cage to AERL and its subsidiaries as a loan in the amount of HK $157,000,000 (approximately US $20,220,000) to enable AERL and its subsidiaries to extend credit to the VIP gaming promoters. At June 30, 2010, the loan amounted to HK $381,000,000 (approximately US $49,000,000).

In the VIP gaming rooms, junket agents primarily purchase non-negotiable rolling chips from the cage either with cash, cash chips, cashier’s order, or markers (short term, non-interest bearing loans). Non-negotiable chips can only be used to make wagers. Winning wagers are paid in cash chips. The wager of the non-negotiable rolling chips by the gaming patrons in the VIP gaming room is recorded as rolling chip turnover and provides a basis for measuring VIP gaming room win percentage. It is customary in Macau to measure VIP gaming room play using this rolling chip method.

The law in Macau permits VIP gaming promoters to extend credit to junket agents.

With the completion of the acquisition of AGRL by AERL, the Group, through the Promoter Companies, extends credit to junket agents. A majority of the Group’s consolidated markers receivable are owed by junket agents from foreign countries, primarily in Asia. In addition to enforceability issues, the collectability of markers from foreign junket agents is affected by a number of factors including but not limited to changes in economic conditions in the agents’ home countries.

The Group may not be able to collect all of their gaming receivables from the junket agents. Management expects that the Group will be able to enforce these obligations only in a limited number of jurisdictions, including Macau. To the extent that junket agents of the Group, through the Promoter Companies, are visitors from other jurisdictions, the Group may not have access to a forum in which they will be able to collect all of their gaming receivables because, among other reasons, courts of many jurisdictions do not enforce gaming debts and the Group may encounter forums that will refuse to enforce such debts. The Group’s inability to collect gaming debts could have a significant negative impact on their operating results.

The Group regularly evaluates the reserve for bad debts based on a specific review of junket agent accounts as well as management’s prior experience with collection trends in the casino industry and current economic and business conditions. Upon the completion of the acquisition, Mr. Lam and Mr. Vong guaranteed all marker receivables; therefore, as of June 30, 2010, management believes that a reserve for bad debts is not necessary.

Other Information
On August 30, 2010, Asia Entertainment and Resources Ltd. issued a press release announcing unaudited financial results for the quarter and six months ended June 30, 2010. A copy of such press release is attached hereto as Exhibit 99.1.

Financial Statements and Exhibits

Exhibit Number	Exhibit Name
99.1	Press release dated August 30, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 30, 2010	ASIA ENTERTAINMENT & RESOURCES LTD.

	By:	/s/ Li Chun Ming Raymond
Name: Li Chun Ming Raymond
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Name
99.1	Press release dated August 30, 2010